Canterbury Park Holding Corporation

1100 Canterbury Road

Shakopee, Minnesota 55379

September 23, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canterbury Park Holding Corporation
Registration Statement on Form S-3
File No. 333-290279

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Canterbury Park Holding Corporation hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on Friday, September 26, 2025, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact Jeffrey Anderson of Lathrop GPM LLP, counsel to the Company, at (612) 632-3002. In addition, please notify Mr. Anderson when this request for acceleration has been granted.

Sincerely,

CANTERBURY PARK HOLDING CORPORATION

/s/ Randy J. Dehmer

Randy J. Dehmer

Chief Financial Officer